SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)*

(Amendment No. 3)

DOUGLAS EMMETT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25960P 10 9
(CUSIP Number)

Mona M. Gisler Chief Financial Officer 808 Wilshire Boulevard Suite 200 Santa Monica, CA 90401 Telephone: 310 255 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Kenneth M. Panzer
2	Check the Appropriate Box if a Member of a Group(see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7	Sole Voting Power 8,028,916
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,028,916
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,028,916 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.08%
14	Type of Reporting Person (see instructions) IN
____________________________________________________
(1) Reporting Person disclaims beneficial ownership of 797,481 shares of Issuer's common stock held by held by The Panzer Family Foundation, a California 501(c)(3) charitable organization, of which the Reporting Person is the sole director with sole voting and dispositive power.

Item 1.    Security and Issuer.
This filing relates to the common stock, $0.01 par value (the "Common Stock") of Douglas Emmett, Inc., a Maryland corporation (the "Issuer"), and Common Stock equivalents of the Issuer as described in Item 5. The Issuer's principal executive office is located at 808 Wilshire Boulevard, Suite 200, Santa Monica, CA 90401.
Item 2.    Identity and Background.
(a)Kenneth M. Panzer (the "Reporting Person").
(b)The Reporting Person’s business address is 808 Wilshire Boulevard, Suite 200, Santa Monica, CA 90401.
(c)The Reporting Person is a director and the Chief Operating Officer of the Issuer whose principal executive office is located at 808 Wilshire Boulevard, Suite 200, Santa Monica, CA 90401.
(d)During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)The Reporting Person is a citizen of the United States.
Item 3.    Source and Amount of Funds or Other Consideration.
On February 8, 2017, the Reporting Person donated 383,625 shares of Common Stock to The Panzer Family Foundation, a California 501(c)(3) charitable organization (the "Panzer Foundation"). The Reporting Person is the sole director of the Panzer Foundation with sole voting and dispositive power over the Common Stock held by the Panzer Foundation but disclaims beneficial ownership thereof.
On the same date, the Reporting Person donated 255,750 shares of Common Stock to the UCLA Foundation.
On the same date, the Reporting Person also exercised certain fully vested employee stock options (right to buy) (the "Options") to purchase 1,884,459 shares of Common Stock. The Options were granted pursuant to Rule 16b-3 under Issuer's 2006 Omnibus Stock Incentive Plan, as amended. Of such Options, 1,358,696 Options had an exercise price of $11.42 per share and 525,763 Options had an exercise price of $15.05 per share. The Reporting Person elected to net exercise his Options by directing the Issuer to withhold from the shares otherwise issuable upon exercise of the Options a number of shares having a value on the date of exercise equal to the aggregate exercise price and statutory withholdings. As a result, the Company withheld 1,269,189 shares based on a price of $38.68 per share and Reporting Person acquired 615,270 shares of Common Stock.
Item 4.    Purpose of Transaction.
The information set forth in Item 3 above is incorporated herein by reference.
The Reporting Person reserves the right, consistent with applicable law, to acquire (whether through open market purchases, block trades, private acquisitions, exercises of options, conversion of securities of Douglas Emmett Properties, LP or otherwise) and/or to dispose of securities of the Issuer, in each case in light of the Reporting Person’s continued evaluation of Issuer market conditions and other factors deemed relevant by the Reporting Person.
The Reporting Person may also engage in and may plan for engagement in any of the items discussed in clauses (a) - (j) of Item 4 of Schedule 13D. However, the Reporting Person did not acquire the Company's securities in the expectation of taking any of the actions specified under such clauses and has no present plan or proposal which would relate to or result in any of the matters set forth in such clauses, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person reserves the right, consistent with applicable law, to formulate other purposes, plans or proposals regarding Issuer and any of its securities, including any of the actions specified under clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
(a)The Reporting Person owns (i) 1,671,071 shares of Common Stock of which 873,590 shares are held by the Reporting Person directly and 797,481 shares are held by the Panzer Foundation, of which the Reporting Person is the sole director with sole voting and dispositive power but disclaims beneficial ownership; and (ii) Common Stock equivalents consisting of 6,357,845 partnership common units ("OP Units") of Douglas Emmett Properties, LP, a Delaware limited partnership (the "Operating Partnership"), that are redeemable within 60 days by the Reporting Person, without consideration, for the equivalent number of shares of Common Stock or for the cash value of such shares, at Issuer's election. Reporting Person also owns Common Stock equivalents consisting of an additional 275,573 OP Units and 520,548 long term incentive plan units ("LTIP Units") of the Operating Partnership that are subject to two year lock-up provisions and are not included during that period in the Reporting Person's aggregate number of shares in this Schedule 13D amendment or in the calculation of percent of class in Row 11 or in Item 5(a) and (b) hereof.
The Reporting Person's beneficial ownership percentage is 5.08%. Such percentage was calculated based on 151,837,119 shares of Issuer's Common Stock issued and outstanding on February 8, 2017, plus the Reporting Person's OP Units that are redeemable within 60 days hereof.
Upon the occurrence of certain events, OP Units and LTIP Units are redeemable and exchangeable, without consideration by the holder for an equivalent number of shares of Issuer's Common Stock, or for the cash value of such Common Stock, at Issuer's option. Issuer is the sole stockholder of the general partner of the Operating Partnership.
(b)    Beneficial ownership is summarized below:

	Kenneth M. Panzer	The Panzer Family Foundation	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Disclaimed Beneficial Ownership

Common Stock	873,590	797,481	1,671,071	—	797,481
OP Units	6,357,845	—	6,357,845	—	—
LTIP Units	—	—	—	—	—
Total	7,231,435	797,481	8,028,916	—	797,481
Ownership Percentage			5.08%
(c)    Other than the transactions reported in this Amendment No. 3, the Reporting Person has not effected any transactions in the classes of securities reported herein during the past sixty days.
(d)    Not applicable.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7.    Material to Be Filed as Exhibits.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2017	/s/ Kenneth M. Panzer
Kenneth M. Panzer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)